UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)

HAMILTON BEACH BRANDS HOLDING COMPANY

(Name of Issuer)

Class B Common Stock, par value $0.01 per share

(Title of Class of Securities)

40701T203

(CUSIP Number)

Britton T. Taplin

5910 South University Boulevard, Unit C-18

Greenwood Village, Colorado 80121-2879

(303) 892-9400

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 2022

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(continued on following pages)

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Britton T. Taplin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO – See Item 3
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 60,168
	8	SHARED VOTING POWER 410,975
	9	SOLE DISPOSITIVE POWER 60,168
	10	SHARED DISPOSITIVE POWER 410,975

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 471,143
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.78%
14	TYPE OF REPORTING PERSON* IN

Part II to Schedule D/A

This Amendment No. 1 to Schedule 13D (this “Amendment No. 1”) is hereby filed to update and supplement certain information with respect to beneficial ownership of shares of Class B Common Stock (the “Class B Common”) of Hamilton Beach Brands Holding Company (the “Issuer”) held by Abigail II LLC, a Colorado limited liability company (“Abigail II”), that appeared in the Schedule 13D filed by the Reporting Persons on November 20, 2020 (the “Initial Filing”), (together with Amendment No. 1, the “Filings”). This Amendment No. 1 (a) updates certain information with respect to certain Reporting Persons under the Filings and (b) reflects the acquisitions and/or dispositions of shares of Class B Common by certain Reporting Persons. Capitalized items used herein but not defined herein have the meanings assigned to them in the Initial Filing.

Item 2. Identity and Background

The statements under the heading Frank F. Taplin which appear in the Filings, are hereby deleted and replaced by the following:

Frank F. Taplin. Mr. Frank Taplin’s resident address is 8491 W. Sunset Blvd., #252, Los Angeles, California 90069. He is self-employed.

Item 5. Interest in Securities of the Issuer.

(a)—(b) Although each Reporting Person disclaims beneficial ownership of any shares of Class B Common beneficially owned by each other Reporting Person, pursuant to the Act and regulations thereunder the Reporting Persons may be deemed as a group to have acquired beneficial ownership of 349,100 shares of Class B Common, the aggregate number of shares of Class B Common which are subject to the terms of the Abigail II Operating Agreement, representing 8.73% of the outstanding Class B Common as of December 31, 2021.

The statements under the heading Britton T. Taplin which appear in the Filings, are hereby deleted and replaced in their entirety by the following:

Britton T. Taplin. Mr. Taplin has the sole power to vote and dispose of 60,168 shares of Class B Common. Mr. Taplin is deemed to share with his spouse (DiAhn E. Taplin) the power to vote and dispose of 5,755 shares of Class B Common and is deemed to share with the Taplin Family the power to vote and dispose of 56,120 shares of Class B Common held in trust for Abigail, LLC for which Mr. Taplin is a co-trustee with the Taplin Family and is deemed to share with the Taplin Family the power to vote and dispose of 349,100 shares of Class B Common held in a trust for Abigail II, LLC. Collectively, the 471,143 shares of Class B Common beneficially owned by Mr. Taplin constitute approximately 11.78% of the Class B Common outstanding as of December 31, 2021.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The information provided with respect to the Stockholders’ Agreement is hereby amended by inserting at the end thereof the following:

Effective February 11, 2022, each of the Issuer and the Participating Stockholders executed and delivered an Amendment to the Stockholders’ Agreement amending the Stockholders’ Agreement to add additional Participating Stockholders under the Stockholders’ Agreement. A copy of the Amendment to the Stockholders’ Agreement is attached hereto as Exhibit 18 and is incorporated herein in its entirety.

Item 7. Material to be Filed as Exhibits.

Exhibit 7	Amendment to Stockholders’ Agreement, dated as of February 11, 2022, by and between the Depository, the Issuer, the new Participating Stockholders and the Participating Stockholders.

[Signatures begin on the next page.]

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SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Date: February 11, 2022

ABIGAIL II LLC

By:	/s/ Britton T. Taplin
Britton T. Taplin
Manager

REPORTING PERSONS

/s/ Britton T. Taplin
Name: Britton T. Taplin on behalf of himself and as:

Attorney-in-Fact for Marital Trust created by the Agreement, dated January 21, 1966, as supplemented, amended and restated, between PNC Bank and Beatrice Taplin, as Trustees, and Thomas E. Taplin, for the benefit of Beatrice B. Taplin

Attorney-in-Fact for Beatrice B. Taplin
Attorney-in-Fact for Frank F. Taplin

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